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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  TRIPPLE                DAVID                    DIXON
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   (Last)               (First)                 (Middle)

  6 Woodbine Road
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                                    (Street)
  Belmont,                MA                     02178
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     The Pioneer Group, Inc.  (PIOG)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     DECEMBER 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ] Director                             [   ]   10% Owner
   [ x ] Officer (give title below)           [   ]   Other (specify below)


                 Executive Vice  President
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, $.10 par value        12/09/98          M*            40,000        A     $4.1875   149,465         D
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Common stock, $.10 par value        12/10/98          M*            36,500        A     $4.1875   185,965         D
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Common Stock, $.10 par value        12/10/98          S              7,500        D     $16.5000  178,465         D
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Common Stock, $.10 par value        12/10/98          S              7,500        D     $16.1875  170,965         D
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Common Stock, $.10 par value        12/10/98          S              1,500        D     $16.1250  169,465         D
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Common Stock, $.10 par value        12/10/98          S              20,000       D      $16.000  149,465         D
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Common Stock, $.10 par value        12/15/98          M*                100       A      $4.1875  149,565         D
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Common Stock, $.10 par value        12/15/98          S                 100       D      $16.000  149,465         D
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Common Stock, $.10 par value        12/16/98          M*              13,400      A      $4.1875  162,865         D
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Common Stock, $.10 par value        12/16/98          S               13,400      D      $15.000  149,465         D
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Common Stock, $.10 par value        12/17/98          M*              10,000      A      $4.1875  159,465         D
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Common Stock, $.10 par value        12/17/98          S                2,000      D      $15.000  157,465         D
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Common Stock, $.10 par value        12/17/98          S                 1,000     D      $14.8750 156,465         D
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Common Stock, $.10 par value        12/17/98          S                 1,000     D      $14.7500 155,465         D
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Common Stock, $.10 par value        12/17/98          S                 6,000     D      $14.6250 149,465         D

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

* - The 1997 Stock Incentive Plan provides, in certain circumstances, for the sale of common stock to satisfy certain federal tax withholding obligations.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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"Right to Buy"                                                                Common
   Option         $13.8125   10/28/98  A*   V   75,000        -a)   11/27/08  Stock     75,000            75,000      D
                                                                              $.10 par
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"Right to Buy"                                                                 Common
   Option        $4.1875   12/09/98    M              40,000  -a)                Stock   40,000           60,000      D
                                                                               $.10 par
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"Right to Buy"                                                              Common Stock
   Option        $4.1875   12/10/98    M              36,500  -a)             $.10 par   36,500            23,500     D
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"Right to Buy"                                                              Common Stock
    Option       $4.1875    12/15/98   M                100   -a)             $.10 par      100            23,400     D
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"Right to Buy"                                                              Common Stock
    Option       $4.1875    12/16/98   M               13,400 -a)             $.10 par    13,400           10,000     D
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"Right to Buy"                                                              Common Stock
   Option        $4.1875    12/17/98   M               10,000  -a)            $.10 par     10,000           -0- ***   D
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Explanation of Responses:

-a) Options vest over five years at an annual rate of 20% on each anniversary of the dates of grant.

***  Amount of shares remaining from 12/2/88 Option Grant.


/s/David D. Tripple                                               01/06/99
---------------------------------------------            -----------------------
**Signature of Reporting Person                              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.